

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

SEC FILE NUMBER
8- 41451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collier Browne & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7355 Drake Rd.
(No. and Street)

Cincinnati	Ohio	45243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Browne, President 513-271-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 East Fourth St.,	Cincinnati,	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/17

OATH OR AFFIRMATION

I, Thomas R. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collier Browne & Company, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

B. E. CARTER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
March 16, 2011

NOTARIAL SEAL
STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLIER BROWNE & COMPANY

FINANCIAL STATEMENTS

For the year ended June 30, 2009

-CONTENTS-

Developing People for Superior Service


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Collier Browne & Company
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Collier Browne & Company (an S corporation) as of June 30, 2009, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collier Browne & Company as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

August 24, 2009

COLLIER BROWNE & COMPANY

STATEMENT OF FINANCIAL CONDITION

At June 30, 2009

ASSETS:	
Cash and cash equivalents	$ 199,978
Receivables from clearing broker	9,179
Marketable securities owned, at market value	45,594
Other assets	426
TOTAL ASSETS	$ 255,177

- LIABILITIES AND SHAREHOLDER'S EQUITY -

LIABILITIES:	
Accrued liabilities	$ 1,295
SHAREHOLDER'S EQUITY:	
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	171,900
Retained earnings	81,882
TOTAL SHAREHOLDER'S EQUITY	253,882
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 255,177

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

COLLIER BROWNE & COMPANY

STATEMENT OF INCOME

For the year ended June 30, 2009

REVENUE:	
Commission income	$ 293,212
Interest and dividend income	23,936
TOTAL REVENUE	317,148
OPERATING EXPENSES:	
Commission and clearing fees	107,892
Salaries and benefits	107,884
Rent expense	13,800
Selling expense	7,567
Trading loss on dealer account	3,539
Other operating expense	47,963
TOTAL OPERATING EXPENSES	288,645
NET INCOME	$ 28,503

The accompanying notes to financial statements are an integral part of these statements.

COLLIER BROWNE & COMPANY

STATEMENT OF SHAREHOLDER'S EQUITY

For the year ended June 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance – July 1, 2008	$ 100	171,900	53,379	225,379
Net income	-	-	**28,503**	**28,503**
Balance – June 30, 2009	**$ 100**	**171,900**	**81,882**	**253,882**

The accompanying notes to financial statements are an integral part of these statements.

COLLIER BROWNE & COMPANY

STATEMENT OF CASH FLOWS

For the year ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 28,503
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase in receivables from clearing broker	(9,179)
Decrease in marketable securities owned	85,532
Increase in other assets	(57)
Decrease in accrued liabilities	(325)
NET CASH FLOWS FROM OPERATING ACTIVITIES	104,474
NET INCREASE IN CASH AND CASH EQUIVALENTS	104,474
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	95,504
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 199,978

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Collier Browne & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The Company is required to maintain a minimum cash deposit of $10,000 with its clearing broker.

RECEIVABLES FROM CLEARING BROKER-
Receivables from clearing broker are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at June 30, 2009.

MARKETABLE SECURITIES OWNED-
Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

On July 1, 2008, the Company elected to adopt Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

As of June 30, 2009, all marketable securities are valued using quoted market prices and therefore categorized as level 1 fair value instruments.

INCOME TAXES-
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code and applicable state law. Accordingly, no provision for income taxes is included in the accompanying financial statements.

ACCOUNTING FOR UNCERTAIN TAX POSITIONS-
The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In examining its tax positions under FIN 48, the Company will assume that the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions will be based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. The adoption of FIN 48 did not have an effect on the Company's financial position, results of operations or cash flows.

NOTE 2 - SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2009, the Company had net capital, as computed under Rule 15c3-1, of $246,617 which was $146,617 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $1,295 as of June 30, 2009. The Company's net capital ratio was .009 to 1.

NOTE 4 - BENEFIT PLAN

The Company has a profit sharing plan. Contributions are made at the discretion of the sole shareholder. Contributions of $24,750 were made during the year ended June 30, 2009.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases office space from the shareholder on a month-to-month basis. Rent paid to the shareholder was $13,800 for the year ended June 30, 2009.

NOTE 7 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing broker and marketable securities owned. The Company places its cash investments with a high-credit-quality financial institution located in Cincinnati, Ohio. At times, balances in this account may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

During the year ended June 30, 2009, one customer accounted for approximately 70% of total revenues.

COLLIER BROWNE & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009

NET CAPITAL:		
Total shareholder's equity	$	253,882
Deduct - shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		253,882
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		253,882
Deductions and/or charges -		
Non-allowable assets:		
Property, plant and equipment, net		426
Net capital before haircuts on securities positions		253,456
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		
Trading and investment securities:		
Other securities		(6,839)
Undue concentrations		-
NET CAPITAL		246,617
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accrued expenses	$	1,295
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	86
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	146,617
Excess net capital at 1000%	$	246,487
Ratio of aggregate indebtedness to net capital		1%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form x-17A-5 as of June 30, 2009.

See Independent Auditors' Report.

COLLIER BROWNE & COMPANY
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report.

Developing People for Superior Service



J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Collier Browne & Company
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Collier Browne & Company (the "Company") as of and for the year ended June 30, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

August 24, 2009